U. S. SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
[ ]Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [x] Form 10-Q
[ ] Form N-SAR

     For Period Ended:     June 30, 1996

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:  Not Applicable

Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable.

PART I - REGISTRANT INFORMATION

Full Name of Registrant            Dunes Hotels and Casinos Inc.

Former Name if Applicable          Not Applicable

Address of Principal Executive     4045 South Spencer Street
Office (Street and Number)         Suite 206
                                   Las Vegas, Nevada 89119
                                   City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589, effective April 12, 1989, 54 F.R. 10306].

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589, effective April 12, 1989, 54 F.R. 10306; and Release No. 34-30968, effective August 13, 1992, 57 F.R. 36442.]

  Last minute changes to the Form 10-Q caused an unanticipated delay. Registrant anticipates filing the Form 10-Q immediately following the filing of this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James Dale                (916)         753-5695
     (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
     [x] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?
     [ ] Yes   [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Dunes Hotels and Casinos Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 1996         By:  /s/  James Dale
                                   James Dale, Secretary

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